Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in millions, except ratio information)

	Fiscal Years Ended December 31,					Six Months Ended June 30, 2009
	Adjusted (b) 2004	2005	2006	2007	Adjusted (a) 2008
Income from continuing
operations before income taxes	530.5	640.7	720.9	802.3	785.7	458.3

Fixed Charges:
Interest on long-term and short-term debt including amortization of debt expense	120.9	34.4	47.8	56.6	72.0	33.2

Portion of rental expense as can be demonstrated to be representative of the interest factor	35.5	39.9	43.6	53.0	58.4	30.5

Total fixed charges	156.4	74.3	91.4	109.6	130.4	63.7

Earnings before income taxes plus fixed charges	686.9	715.0	812.3	911.9	916.1	522.0

Ratio of earnings to fixed charges	4.39	9.62	8.89	8.32	7.03	8.19

(a)  In accordance with SFAS No. 160 (a new accounting standard that became effective January 1, 2009), the amounts reported for 2008 have been retrospectively adjusted. Retrospective adoption was required as discussed in Note 11, "New
Accounting Pronouncements," in Notes to Unaudited Condensed Consolidated Financial Statements.

(b)  In accordance with Staff Position No. APB 14-1 (a new staff position that became effective January 1, 2009), the amounts reported for 2004 have been retrospectively adjusted. Retrospective adoption was required as discussed in Note 11, "New
Accounting Pronouncements," in Notes to Unaudited Condensed Consolidated Financial Statements.